Mail Stop 3561

September 6, 2007

Mr. Douglas R. Muir
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, NC 27103

> **Re:** **Krispy Kreme Doughnuts, Inc.**
> **Form 10-K for the fiscal year ended January 28, 2007**
> **Form 10-Q for the quarterly period ended April 29, 2007**
> **File No.001-16485**

Dear Mr. Muir:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Nature of Business and Significant Accounting Policies, page 69

Self-Insurance Risks, page 73

1. Please expand to disclose your basis for recognizing accounts receivables for insurance recoveries related to your stop-loss insurance as well as other recoveries related to items such as litigation. Show us what your disclosure will look like revised in future filings.

Note 9 – Other Accrued Liabilities, page 79

2.	In future filings, please present a table showing the total year-end balance of claims accrued and significant additions, subtractions and adjustments made during the year. You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in Schedule II. In your disclosures regarding critical accounting estimates, please discuss significant yearly changes as well as any trends and uncertainties. Please show us what your disclosure would have looked like if it had been included in this Form 10-K.

Exhibits 31.1 and 31.2

3.	Please delete the title of the officer from the first sentence of each certification in future filings. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended January 28, 2007 and your Form 10-Q for the quarter ended April 29, 2007.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief